APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

LA TIA PEPA LLC
Balance Sheet - unaudited
For the period ended [May 31st, 2020]

	Current Period
	12-Jun-20
ASSETS	
Current Assets:	
Cash	$ -
Petty Cash	-
Accounts Receivables	-
Total Current Assets	-
	-
Fixed Assets:	-
Land	-
Buildings	-
Furniture and Equipment	-
Total Fixed Assets	-
	-
Other Assets:	
Trademarks	-
Patents	-
Total Other Assets	-
	-
TOTAL ASSETS	$ -
	-
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Total Current Liabilities	-
Long-Term Liabilities:	
Notes Payable	-
Total Long-Term Liabilities	-
EQUITY	
Capital Stock/Partner's Equity	-
Opening Retained Earnings	-
Dividends Paid/Owner's Draw	-
Net Income (Loss)	-
Total Equity	-
TOTAL LIABILITIES & EQUITY	$ -

I, Luis Lezama, certify that:

1. The financial statements of La Tia Pepa included in this Form are true and complete in all material respects; and
2. The tax return information of La Tia Pepa has not been included in this Form as La Tia Pepa was formed on 05/27/2020 and has not filed a tax return to date.

Signature *Luis Lezama*

Name: Luis Lezama

Title: President